Mail Stop 3561

November 18, 2005

Jacob Roth
Principal Executive Officer
World Marketing, Inc.
543 Bedford Avenue, #176
Brooklyn, NY 11211

> **Re: World Marketing, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 20, 2005**
> **333-129148**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   In your next amendment, we encourage you to provide us with three typeset copies of your registration statement so that we may verify the formatting of your prospectus. For example, it isn't clear to us whether you have set forth the legends on the prospectus cover page in all capital letters or whether all capital letters simply indicates that you have set forth the legends in bold.

2.   Rather than using the term "Company," please use "we," your actual company name or a shortened version of it throughout your prospectus.

Prospectus Cover Page

3.   We note your disclosure in the third paragraph that "[p]rior to this offering, there has been no market for our securities." Please revise to simply state that there is no public market for your common stock.

Item 3. Summary Information and Risk Factors, page 4

Business, page 4

4.   We note your disclosure that "[t]he Company expects to acquire real estate using cash, mortgage financing or its common stock or any combination thereof. The Company anticipates that the majority of the properties acquired will be in the New York City area." Please expand your summary disclosure regarding your company and proposed business operations to carefully consider and identify those aspects of your business and the offering that are the most significant and highlight these points in clear, plain language. See Item 503 of Regulation S-B. For example, please briefly disclose the following in the summary section and expand upon these points in your business section and management's discussion and analysis:

- You are a development stage company;
- You have one employee. In this regard, you state on page 22 that "[i]t is anticipated that the only employee of this business in the new future will be its President;" however you list Frimet Taub as an officer and director. Please clarify whether Jacob Roth and Frimet Taub work full-time for World Marketing and clarify Ms. Taub's role. Please also revise your "Employees" section to clarify your disclosure.
- You have had no revenues since inception and that your auditors have expressed substantial doubt about your ability to continue as a going concern.
- When you expect to begin generating revenues;
- Whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.
- The current state of your business operations. In this regard, briefly disclose that you have purchased one property, a condominium in Brooklyn, since inception and briefly disclose the terms of purchase;
- How many properties you intend to purchase in the next twelve months, whether you expect these properties to be condos or commercial properties, the expected price range and the expected source of funds. Also, given the size of the "New York City area" and your limited resources, please disclose more specifically where you intend to purchase properties.

5.   Pursuant to Item 503(b) of Regulation S-B, provide the complete mailing address and telephone number of your principal executive offices in the summary section or on the cover page of the prospectus.

The Offering, page 4

6.   Disclose the percentage of your outstanding shares that are being offered in this offering.

Risk Factors, page 7

7.   Please remove your reference to "this Information Statement" in the first paragraph on page 7.

8.   Do not present risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosure. Rather, tailor each risk to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it.

For example, we note the disclosure in your "Difficulty of locating suitable investments . . ." risk factor that you will be competing with financial institutions including mortgage banks, pension funds and real estate investment trusts and other institutional investors and that "[t]here can be no assurance that the Company will be able to locate and complete investments which satisfy the Company's rate of return objective or realize upon their value or that it will be able to fully invest its available capital." Given your one condominium transaction since inception and your financial resources, this disclosure does not appear to reflect your current facts and circumstances. Also, what is your rate of return objective and how much available capital do you have? We note as other illustrative examples the following:

- Risks of acquisition, development, construction . . ., page 8
- Adverse consequences of debt financing, page 9
- Nature of investments made by the company may involve . . ., page 10
- Third-party bankruptcy risks . . ., page 11
- Hedging policies/risks, page 13
- Dividend policy, page 13

These are only examples. Please revise your risk factors to reflect your facts and circumstances.

9.   Your captions do not clearly indicate what effect the risks may have. For example, your risk factor caption on page 8 merely states "Risks of acquisition, development, construction and renovation activities." What will be the impact of this risk on World Marketing? In this regard, the risk you reference is vague.   Revise throughout to succinctly identify in

your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company. Similarly, revise the body of your risk factors to clearly state the risk that investors may face.

10. Please delete the "General Risks" paragraph on page 7. Once you have revised this section to comply with comment 6, you will not need this generic, boilerplate risk disclosure.

11. Item 503(c) of Regulation S-B requires a discussion of those risks that make the offering speculative or risky. Please reconsider what risks are material and revise as necessary. We note the following risks as examples only. To the extent the company is facing the following and other material risks, please revise to include an appropriate discussion.

- Whether your stock will be considered a penny stock. If so, disclose the risks and requirements for brokers for sales of such stock. We direct your attention to Rules 15g-1 through 15g-9.
- The price of your shares was arbitrarily determined by you and does not reflect the actual value of your company.
- Your independent auditor has stated that there is a substantial doubt about your ability to continue as a business.
- Future issuances of shares may adversely impact the value of your stock should a public trading market ever develop.
- Investors may lose their entire investment if you are unable to implement your plan of operations.
- You will incur costs and expenses due to SEC reporting and compliance.
- Because you intend to "acquire real estate using cash, mortgage financing or [your] common stock or any combination thereof," the risk that potential sellers will not accept your common stock as all, or a portion of, the consideration.

12. Add as your first risk factor that your company consists of only Jacob Roth and Frimet Taub. In this regard, discuss the how they will have to develop the company's fledgling business and manage the reporting requirements of a public company. Also, it is unclear from their biographies whether they have any public company experience, including experience as a principal executive officer and principal accounting officer of a public (or private) company. In this regard, we note your disclosure on page 18 that you do not have a person qualified as an audit committee expert. It is also unclear whether either Mr. Roth or Ms. Taub has any real estate investment experience. If applicable, please highlight this lack of experience.

Difficulty of locating suitable investments; competition; capital requirements, page 7

13. Please move your last paragraph regarding your need for capital into a separate risk factor

and discuss in specific terms the amount of capital you have, the amount of capital you anticipate requiring to continue in operations for the next twelve months and the challenges you will face in obtaining this capital, given your limited resources. Also, you state in your management's discussion and analysis section that you expect to "use both loans from existing shareholders and sales of [your] common stock in private placements to fund [your] operations until [you] can produce positive cash flow." Revise accordingly. In addition, in light of the disclosure in your management's discussion and analysis section regarding your anticipated sources of capital, your risk factor disclosure under "[a]dverse consequences of debt financing" does not appear relevant to your business at this time. Please remove it or revise it to reflect any financing risks you reasonably expect to face.

> Risks of acquisition, development, construction . . ., page 8

14.   Please remove the above combined heading and include complete risk factor captions to replace "acquisition" and "development, construction and renovation." Please also see comment 7 and revise these risk factors to reflect your current facts and circumstances. For example, under your "acquisition" subheading, there is no explanation of your "investment criteria" and the specific challenges you will face in locating properties under this criteria.

> Nature of investments made by the company . . ., page 10

15.   You disclose you may make investments in businesses as well as real estate, however, there is no disclosure in your business section or plan of operation regarding possible investments in businesses. Please include a separate risk factor to address the risks regarding investing in businesses. Also, please revise this risk factor to explain what you mean by investing in real estate that has "experienced severe financial difficulties" and the specific risks that are associated with this type of investment.

> Reliance on major tenants, page 11

16.   Please clarify that you currently do not have any commercial tenants. Because your one property is a residential condominium, please specifically address the risks regarding residential tenants. In this regard, if you have a residential tenant in your condominium, disclose for illustrative purposes how much that person pays in rent and any challenges you would face if that person does not pay the rent or does not renew the lease when it expires.

> Changes in policies without stockholder approval, page 11

17.   Please combine this risk factor with your risk factor entitled "[c]ontrol by executive officers and directors" since your two directors and officers own 63% of World Marketing and, therefore, control decisions made by both the board and the shareholders.

Costs of compliance with the Americans with disabilities . . , page 12
Noncompliance with other laws, page 13

18. You state in each of these risk factors that you believe that your "properties" are "substantially in compliance . . ." or are "in material compliance . . ." Please see comment 7 and revise to disclose how these regulations impact your one residential property.

Recently formed entity; lack of independent operating history, page 13

19. Please expand this risk factor to describe the "financial, managerial or other difficulties" you will face. Also, please consider whether your lack of operating history will make it difficult to assess your future results.

Absence of prior trading market for company common stock . . ., page 14

20. The risk you describe is vague. Please revise to state that even if your stock is approved for quotation by a market maker through the NASD over-the-counter bulletin board, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. Also, we note your disclosure that you intend to apply for quotation on the OTC Bulletin Board. Revise the disclosure to make clear that only market makers may apply with the NASD to have a company's securities accepted for trading on the OTC Bulletin Board. Disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board. Confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company's securities.

Dependence on Key Personnel, page 14

21. Rather than referring to your "executive officer and other key personnel," please refer to Mr. Roth and Ms. Taub. Also, we note your disclosure that "the loss of their services could have a temporary adverse effect on the operations of the Company;" however, assuming that Mr. Roth will be the only employee of this business as you state on page 22, it appears that your business would need to cease operations if Mr. Roth decides to leave World Marketing. Please revise.

Item 7. Selling Security Holders, page 15

22. Please revise your table to include the total number of shares being offered. Please also describe the transactions in which the selling shareholders received the shares and clarify why Chaya Mermelstein is deemed an affiliate. Also, please provide us with your analysis regarding why you believe these transactions were exempt under Section 4(2) of the Securities Act.

Blue Sky, page 16

23.   Briefly describe the process and timing of securing the listing in Standard and Poor's corporate manual. Also, we note your disclosure that "[t]o the best of [your] knowledge, [you] have made all appropriate filings in New York to permit sales of the securities registered in this offering." Please disclose the particular filings you made and please also remove the "knowledge" qualification since the blue sky laws must be satisfied before the selling shareholders can sell their shares. Please also clarify whether the filings that you have made in New York only permit the selling shareholders to sell their shares to other New York residents.

Item 8. Plan of Distribution, page 16

24.   We note your disclosure in the third paragraph regarding the possibility of an illegal distribution. Please disclose whether you have any arrangements, oral or written, with any of the selling shareholders regarding the distribution of the shares on your behalf. Please also briefly describe what the requirements of Regulation M are and explain how these requirements may "limit the timing of purchases and sales of any of the securities by the selling shareholders . . ."

Item 10. Directors, Executive Officers, Promoters and Control Persons, page 18

25.   Please disclose the nature of Virilitec's business when Mr. Roth was its chief executive officer. In addition, given that Virilitec merged with another company and changed control immediately after becoming a reporting company in 2003, disclose in the business section whether World Marketing has any plans or arrangements to merge with another company or otherwise engage in a transaction that would change the control of World Marketing.

26.   Please disclose Mr. Roth's business experience for the last five years. In this regard, we note that the description of Mr. Roth's business experience in Virilitec reports filed in 2003 differs from the description in this registration statement.

Item 11. Security Ownership of Certain Beneficial Owners and Management, page 19

27.   Please update the table from August 31, 2005 to the most recent practicable date.

Item 16. Description of Business, page 21

28.   Please expand this section to discuss your business in greater detail. For example, you reference "the Company's investment criteria" in your risk factors section. Please describe your investment criteria in this section. Also, please disclose whether you plan on focusing on residential properties or commercial. Please also disclose the specific geographical areas in the "New York City area" where you intend to operate. Describe your one transaction with Chaya Mermelstein and file the agreements related to this transaction as an exhibit.

Disclose how you raised the cash portion of the consideration to purchase this property. These are only examples. Please expand this section accordingly.

Governmental regulations; approval, compliance, page 22

29.   You include a number of risk factors explaining how various regulations could impact your business. Please explain these regulations in this section.

Item 17. Management's Discussion and Analysis or Plan of Operation, page 23

30.   The discussion of your planned operations is vague. Please revise your disclosure to include a more detailed plan of operation and cash requirements for the next twelve months. See Item 303(a) of regulation S-B. Provide management's assessment of the likelihood that these plans can be effectively implemented and will be successful in eliminating the uncertainty of your ability to continue as a going concern. Clearly identify and discuss those elements that are particularly significant or critical to overcoming your present financial difficulties. Rather than merely stating that you intend "to purchase one or more additional properties," please disclose the amount of capital you reasonably believe you will be able to raise in the next twelve months to purchase properties and, to the extent possible, please disclose the type of real estate, e.g., residential or commercial, and the approximate number of properties that this amount of capital could reasonably purchase. Please also disclose to the extent possible the percent of your capital that you would reserve to refurbish each property.

In addition, disclose your specific plans with regard to your current property. For example, are you currently refurbishing this condominium with the intent to sell it? Discuss the anticipated capital requirements to repair, renovate and market this property. Also, when do you intend to sell it?

31.   Disclose any costs you expect to have in the next twelve months. For example, please quantify your expected costs of operating as a public company.

Item 19. Certain Relationships and Related Transactions, page 24

32.   Indicate the date of purchase of Mr. Roth's shares and explain how you valued the shares. Please also include similar disclosure regarding the shares issued to Ms. Taub.

Report of Independent Registered Public Accounting Firm, page 28

33.   We note that Creason & Associates PLLC is located in Tulsa, Oklahoma; while your primary business operations are in the New York City area. Please tell us whether the auditors are licensed to audit a company located in New York. If the firm is not licensed, ask your auditors to explain why a license is not required.

Note 1: Significant accounting policies, page 34

34.   In the summary of significant accounting policies, we note your policy for recognizing
        revenue from real estate sales. Please expand your disclosure to address the conditions that
        a transaction must meet to qualify for revenue recognition. For additional guidance, please
        see SFAS No. 66, *Accounting for Sales of Real Estate.*

Item 26. Recent Sales of Unregistered Securities, page 39

35.   Please identify the persons or class of persons to whom you sold the securities. See Item
        701(b) of Regulation S-B. For transactions in which you sold securities to individuals,
        specify whether the purchasers are affiliated with your company.

Exhibit 5.1 – Opinion of G. David Gordon & Associates P.C..

36.   We note that counsel has stated that the shares, "when issued . . . will be duly and validly
        issued . . ." Because these shares have already been issued, it is unclear why counsel has
        made this qualification. Please advise or delete this qualification.

                                        *   *   *   *

        Please furnish a cover letter with your response that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with
       respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility
       for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director